NEWS RELEASE
July 2, 2008
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Appoints New President and CEO

Vancouver, July 2, 2008 – Tournigan Energy Ltd (TVC:TSX-V; TGP: Frankfurt) has, with immediate effect, appointed Dorian L. (Dusty) Nicol as President, Chief Executive Officer and as a director of the company replacing Jim Walchuck.

Dusty Nicol is an exploration geologist and has over 30 years experience in mineral exploration and mine development. On his appointment Dusty stated "I am very excited to be joining Tournigan. The company’s uranium and gold assets have tremendous value, both in terms of their defined resources and their outstanding exploration potential. That asset value combined with the company’s strong cash position represents a solid foundation making Tournigan a springboard for growth and increasing value. We will be developing new strategies that deliver maximum shareholder value from these assets."

The Board of Directors wishes to thank Jim for his hard work over the past four years in building the company and wish him well in all future endeavours. Jim has resigned from the Board of Directors but will remain as a strategic advisor to ensure an orderly transition.

Dusty Nicol has a B.Sc. in geology from M.I.T. and a Master’s Degree in Geology from Indiana University. He has wide international experience and is fluent in five languages. For eight years he worked for Queenstake Resources Inc. both as V.P. Exploration and later as President & CEO. Following Queenstake’s acquisition of the Jerritt Canyon mine in Nevada Dusty’s efforts led to the addition of over 1.5 million ounces of gold and the discovery of a new ore body on the property at Starvation Canyon. Most recently he has held the position of Executive V.P. - Exploration with Yukon-Nevada Gold Corp. Previous other positions held by Dusty were Latin America Manager for Canyon Resources; V.P. Exploration for Castle Exploration with programs in Central America and Africa and exploration positions with Exxon Minerals and Renisson Gold Fields in Papua New Guinea. He is a member of the American Institute of Professional Geologists and a Fellow of the Society of Economic Geologists.

Also today the directors of the company have granted the new President of the company 1,000,000 Incentive Stock Options of the capital stock of the company exercisable for up to a 5-year period at a price equal to the closing price of July 2, 2008. The options granted will vest after one year, an additional after 2 years and be fully vested after 3 years.

On behalf of the Board of Directors of
TOURNIGAN ENERGY LTD.

     "Michael Hopley"
Michael Hopley, Chairman

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Knox Henderson, Tournigan Investor Relations, at (604) 637-3563, or visit www.tournigan.com .

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com